UNAUDITED CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
As at and for the Three and Six Months Ended June 30, 2024

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	49

CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)	Notes	June 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents		$511.4	$367.1
Receivables and other current assets	9	43.9	85.7
Inventories	10	287.2	266.3
Assets held for sale	6	34.3	34.6
		876.8	753.7
Non-current assets
Property, plant and equipment	11	3,780.3	3,496.5
Exploration and evaluation assets	12	44.7	14.4
Restricted cash	8	64.2	90.5
Inventories	10	102.6	106.5
Other assets	13	123.3	76.3
		4,115.1	3,784.2
		$4,991.9	$4,537.9
Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$244.2	$317.6
Income taxes payable		46.9	5.8
Other current liabilities	14	60.2	35.0
Current portion of lease liabilities		26.1	21.1
Current portion of long-term debt	18	1.4	5.0
Current portion of deferred revenue	19	271.3	240.7
Liabilities held for sale	6	5.4	5.6
		655.5	630.8
Non-current liabilities
Deferred income tax liabilities		0.7	0.7
Provisions	15	347.6	360.1
Lease liabilities		106.9	100.2
Long-term debt	18	813.4	825.8
Côté Gold repurchase option	7	372.6	345.3
Deferred revenue	19	—	10.9
		1,641.2	1,643.0
		2,296.7	2,273.8
Equity
Attributable to equity holders
Common shares		3,063.9	2,732.1
Contributed surplus		56.7	59.2
Accumulated deficit		(420.9)	(538.3)
Accumulated other comprehensive income (loss)		(55.2)	(47.0)
		2,644.5	2,206.0
Non-controlling interests		50.7	58.1
		2,695.2	2,264.1
Contingencies and commitments	15(b), 31
Subsequent events	32
		$4,991.9	$4,537.9
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	50

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(Unaudited)		Three months ended June 30,		Six months ended June 30,
(In millions of U.S. dollars, except per share amounts)	Notes	2024	2023	2024	2023
Continuing Operations:
Revenues		$385.3	$238.8	$724.2	$465.0
Cost of sales	24	(234.6)	(212.2)	(467.8)	(395.3)
Gross profit (loss)		150.7	26.6	256.4	69.7
General and administrative expenses		(12.8)	(13.3)	(22.8)	(26.5)
Exploration expenses		(5.4)	(8.8)	(11.6)	(16.5)
Other expenses	25	(4.6)	(3.1)	(6.6)	(7.9)
Earnings (loss) from operations		127.9	1.4	215.4	18.8
Finance costs	26	(5.9)	(6.8)	(9.2)	(11.5)
Foreign exchange gain (loss)		(3.5)	(4.6)	(2.6)	(4.6)
Gain on sale of Bambouk Assets	6	—	109.1	—	109.1
Interest income, derivatives and other investment gains (losses)	27	10.9	13.0	14.5	19.6
Earnings (loss) before income taxes		129.4	112.1	218.1	131.4
Income tax expense	16	(36.9)	(16.9)	(63.9)	(25.5)
Net earnings (loss) from continuing operations		92.5	95.2	154.2	105.9
Net earnings (loss) from discontinued operations, net of income taxes	5	—	—	—	6.3
Net earnings (loss)		$92.5	$95.2	$154.2	$112.2
Net earnings (loss) from continuing operations attributable to:
Equity holders		$84.5	$92.6	$139.3	$98.9
Non-controlling interests		8.0	2.6	14.9	7.0
Net earnings (loss) from continuing operations		$92.5	$95.2	$154.2	$105.9
Net earnings (loss) attributable to:
Equity holders		$84.5	$92.6	$139.3	$104.5
Non-controlling interests		8.0	2.6	14.9	7.7
Net earnings (loss)		$92.5	$95.2	$154.2	$112.2

Attributable to equity holders
Weighted average number of common shares outstanding (in millions)
Basic	28	525.4	481.0	508.3	480.0
Diluted	28	530.7	484.2	512.9	483.8

Earnings (loss) per share from continuing operations ($ per share)
Basic	28	$0.16	$0.19	$0.27	$0.21
Diluted	28	$0.16	$0.19	$0.27	$0.21

Earnings (loss) per share from discontinued operations ($ per share)
Basic	28	$—	$—	$—	$0.01
Diluted	28	$—	$—	$—	$0.01

Basic earnings (loss) per share	28	$0.16	$0.19	$0.27	$0.22
Diluted earnings (loss) per share	28	$0.16	$0.19	$0.27	$0.22
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	51

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)		Three months ended June 30,		Six months ended June 30,
(In millions of U.S. dollars)	Notes	2024	2023	2024	2023
Net earnings (loss)		$92.5	$95.2	$154.2	$112.2
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified to the statements of earnings (loss)
Movement in marketable securities fair value reserve
Net unrealized change in fair value of marketable securities		(1.2)	(1.6)	2.8	0.2
Net realized change in fair value of marketable securities		(0.1)	—	(0.2)	(1.2)
Tax impact	16	(0.2)	0.1	(0.2)	0.1
		(1.5)	(1.5)	2.4	(0.9)
Items that may be reclassified to the statements of earnings (loss)
Movement in cash flow hedge fair value reserve from continuing operations
Effective portion of changes in fair value of cash flow hedges	20(b)(i)	(1.1)	0.3	(16.0)	(2.8)
Time value of options contracts excluded from hedge relationship		(0.8)	7.4	4.8	(5.5)
Net change in fair value of cash flow hedges reclassified to the statements of earnings (loss)	20(b)(ii)	(1.5)	(2.6)	0.9	(6.1)
Tax impact	16	0.5	0.2	(0.4)	0.5
		(2.9)	5.3	(10.7)	(13.9)
Total other comprehensive income (loss)		(4.4)	3.8	(8.3)	(14.8)
Comprehensive income (loss)		$88.1	$99.0	$145.9	$97.4

Comprehensive income (loss) attributable to:
Equity holders		$80.1	$96.4	$131.0	$89.7
Non-controlling interests		8.0	2.6	14.9	7.7
Comprehensive income (loss)		$88.1	$99.0	$145.9	$97.4

Total comprehensive income (loss) attributable to equity holders arising from:
Continuing operations		$80.1	$96.4	$131.0	$84.1
Discontinued operations		—	—	—	5.6
Comprehensive income (loss) attributable to equity holders		$80.1	$96.4	$131.0	$89.7
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	52

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Three months ended June 30,		Six months ended June 30,
(In millions of U.S. dollars)	Notes	2024	2023	2024	2023
Operating activities
Net earnings (loss) from continuing operations		$92.5	$95.2	$154.2	$105.9
Adjustments for:
Depreciation expense		54.5	47.3	116.6	91.7
Gain on sale of Bambouk Assets	6	—	(109.1)	—	(109.1)
Deferred revenue recognized	19	(53.5)	—	(106.9)	—
Income tax expense	16	36.9	16.9	63.9	25.5
Derivative (gain) loss		(6.4)	(5.8)	(14.4)	(7.5)
Other non-cash items	29(a)	7.6	6.7	18.1	8.6
Adjustments for cash items:
Proceeds from gold prepayment	19	59.4	—	119.3	—
Settlement of derivatives		(2.5)	3.2	(2.2)	6.2
Disbursements related to asset retirement obligations	15(a)	(0.6)	(0.6)	(1.2)	(0.8)
Movements in non-cash working capital items and non-current ore stockpiles	29(b)	(9.1)	1.4	(74.8)	(40.9)
Cash from (used in) operating activities, before income taxes paid		178.8	55.2	272.6	79.6
Income taxes paid	16	(18.7)	(32.0)	(35.4)	(43.0)
Net cash from (used in) operating activities related to continuing operations		160.1	23.2	237.2	36.6
Net cash from (used in) operating activities related to discontinued operations		—	—	—	15.4
Net cash from (used in) operating activities		160.1	23.2	237.2	52.0
Investing activities
Capital expenditures for property, plant and equipment		(174.1)	(210.6)	(327.0)	(425.7)
Capitalized borrowing costs	26	(37.7)	(17.6)	(53.6)	(24.5)
Proceeds from sale of Rosebel	5	—	2.8	—	389.2
Proceeds from sale of Bambouk Assets	6	—	165.6	—	165.6
Other investing activities	29(c)	6.0	5.9	10.4	10.3
Net cash from (used in) investing activities related to continuing operations		(205.8)	(53.9)	(370.2)	114.9
Net cash from (used in) investing activities related to discontinued operations		—	—	—	(8.2)
Net cash from (used in) investing activities		(205.8)	(53.9)	(370.2)	106.7
Financing activities
Net proceeds from issuance of shares	22(a)	287.5	—	287.5	—
Proceeds from credit facility	18(a), 29(e)	60.0	—	60.0	—
Repayment of credit facility	18(a), 29(e)	(60.0)	(200.0)	(60.0)	(455.0)
Proceeds from second lien term loan	29(e)	—	379.0	—	379.0
Net funding from Sumitomo Metal Mining Co. Ltd.		17.3	79.0	32.8	275.1
Other financing activities	29(d)	(37.3)	(11.8)	(38.6)	(17.3)
Net cash from (used in) financing activities related to continuing operations		267.5	246.2	281.7	181.8
Net cash from (used in) financing activities related to discontinued operations		—	—	—	(2.0)
Net cash from (used in) financing activities		267.5	246.2	281.7	179.8
Effects of exchange rate fluctuation on cash and cash equivalents		(1.9)	0.1	(4.7)	2.2
Increase (decrease) in cash and cash equivalents - all operations		219.9	215.6	144.0	340.7
Decrease (increase) in cash and cash equivalents - held for sale		0.3	—	0.3	(0.8)
Increase (decrease) in cash and cash equivalents - continuing operations		220.2	215.6	144.3	339.9
Cash and cash equivalents, beginning of the period		291.2	532.1	367.1	407.8
Cash and cash equivalents, end of the period		$511.4	$747.7	$511.4	$747.7
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	53

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
				Accumulated other comprehensive income (loss)
(Unaudited) (In millions of U.S. dollars)	Common shares	Contributed surplus	Deficit	Marketable securities fair value reserve	Cash flow hedge fair value reserve	Total	Non-controlling interests	Total equity
Balance, January 1, 2024	$2,732.1	$59.2	$(538.3)	$(45.2)	$(1.8)	$2,206.0	$58.1	$2,264.1
Net earnings (loss)	—	—	139.3	—	—	139.3	14.9	154.2
Other comprehensive income (loss)	—	—	—	2.4	(10.7)	(8.3)	—	(8.3)
Total comprehensive income (loss)	—	—	139.3	2.4	(10.7)	131.0	14.9	145.9
Issuance of common shares	319.6	—	—	—	—	319.6	—	319.6
Issuance of flow-through common shares (note 22(b))	4.7	—	—	—	—	4.7	—	4.7
Issuance of common shares for share-based compensation	7.5	(7.5)	—	—	—	—	—	—
Share-based compensation	—	2.7	—	—	—	2.7	—	2.7
Net change in fair value and time value in property, plant and equipment	—	—	—	—	0.1	0.1	—	0.1
Acquisition of non-controlling interests (note 4(b))	—	—	(21.9)	—	—	(21.9)	(3.0)	(24.9)
Dividends to non-controlling interests (note 29(d))	—	—	—	—	—	—	(18.0)	(18.0)
Other	—	2.3	—	—	—	2.3	(1.3)	1.0
Balance, June 30, 2024	$3,063.9	$56.7	$(420.9)	$(42.8)	$(12.4)	$2,644.5	$50.7	$2,695.2

Balance, January 1, 2023	$2,726.3	$58.2	$(632.4)	$(43.2)	$21.9	$2,130.8	$76.0	$2,206.8
Net earnings (loss)	—	—	104.5	—	—	104.5	7.7	112.2
Other comprehensive income (loss)	—	—	—	(0.9)	(3.7)	(4.6)	—	(4.6)
Total comprehensive income (loss)	—	—	104.5	(0.9)	(3.7)	99.9	7.7	107.6
Issuance of common shares for share-based compensation	5.2	(5.2)	—	—	—	—	—	—
Share-based compensation	—	3.1	—	—	—	3.1	—	3.1
Net change in fair value and time value in property, plant and equipment	—	—	—	—	(13.9)	(13.9)	—	(13.9)
Dividends to non-controlling interests	—	—	—	—	—	—	(13.7)	(13.7)
Elimination of non-controlling interests on disposal of Rosebel	—	—	—	—	—	—	(13.7)	(13.7)
Other	—	0.5	—	—	—	0.5	—	0.5
Balance, June 30, 2023	$2,731.5	$56.6	$(527.9)	$(44.1)	$4.3	$2,220.4	$56.3	$2,276.7
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	54

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the Three and Six Months Ended June 30, 2024 and 2023
(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated) (Unaudited)
1.    Corporate Information and Nature of Operations
IAMGOLD Corporation (“IAMGOLD” or the "Company”) is a corporation governed by the Canada Business Corporations Act whose shares are publicly traded on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG). The address of the Company’s registered office is 150 King Street West, Suite 2200, Toronto, Ontario, Canada, M5H 1J9.
The Company has two operating mines: Essakane (Burkina Faso) and Westwood (Canada), and commenced production on March 31, 2024 at the large-scale, long-life Côté Gold Mine in Canada in partnership with Sumitomo Metal Mining Co. The Company has an established portfolio of early stage and advanced exploration projects within highly prospective mining districts in Canada.
2.    Basis of Preparation
(a) Statement of compliance
These unaudited condensed consolidated interim financial statements ("consolidated interim financial statements") of IAMGOLD and all of its subsidiaries and joint venture as at and for the three and six months ended June 30, 2024, have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, and do not include all of the information required for annual consolidated financial statements. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB") have been omitted or condensed.
These consolidated interim financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors of the Company approved on August 8, 2024.
(b)    Basis of measurement
The consolidated interim financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 21.
(c)    Basis of consolidation
Subsidiaries and divisions related to significant properties of the Company are accounted for as outlined below.

Name	Property (Location)	June 30, 2024	December 31, 2023	Type of Arrangement	Accounting Method
Côté Gold division[1,2]	Côté Gold mine (Canada)	70%	70%	Division	Proportionate share
IAMGOLD Essakane S.A. ("Essakane S.A.")	Essakane mine (Burkina Faso)	90%	90%	Subsidiary	Consolidation
Doyon division[1]	Westwood complex (Canada)	100%	100%	Division	Consolidation
Vanstar Resources Inc.[3] ("Vanstar")	Nelligan Gold project (Canada)	100%	—%	Subsidiary	Consolidation
1.Part of IAMGOLD Corporation.
2.Prior to the Sumitomo Metal Mining Co. Ltd. ("SMM") financing arrangement entered into during December 2022 (note 7), the Company held a 70% interest in the assets, liabilities, revenues and expenses of Côté Gold through an unincorporated joint venture with SMM (the "Côté UJV"). The Company's interest was diluted to 60.3% as part of the arrangement, however, the Company will continue to account for 70% of the interest unless its option to repurchase its interest expires unexercised (note 7). A third party holds a 7.5% net profits royalty on Côté Gold.
3.On February 13, 2024, the Company acquired all of the issued and outstanding common shares of Vanstar (note 4(a)). Vanstar owned a 25% interest in the Nelligan Gold project, with the remaining 75% interest owned by IAMGOLD Corporation.
The sale of the Rosebel mine, which included the Saramacca Project, was completed on January 31, 2023. Rosebel was accounted for as an asset held for sale until derecognition on January 31, 2023 and discontinued operation for one month ended January 31, 2023 (note 5).
(d)    Significant accounting judgments, estimates and assumptions
The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities as at the date of the consolidated interim financial statements and reported amounts of revenues and expenses during the three and six months ended June 30, 2024. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events which are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	55

3.    Adoption of New Accounting Standards and New Accounting Standards Issued but Not Yet Effective
(a) Adoption of new accounting standards
These consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the audited annual consolidated financial statements for the year ended December 31, 2023. In addition, the following new accounting pronouncements are effective for annual periods beginning on or after January 1, 2024 and have been incorporated into the consolidated interim financial statements:
•Classification of Liabilities as Current or Non-current (Amendments to IAS 1).
•Lease Liability in a Sale and Leaseback (Amendments to IFRS 16 Leases).
•Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7).
The adoption of these pronouncements did not have a significant impact.
(b) New accounting standards issued but not effective
Certain pronouncements have been issued by the IASB that are mandatory for accounting periods after June 30, 2024:
•Lack of exchangeability (Amendments to IAS 21) which is effective for periods on or after January 1, 2025.
•Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) which is effective for periods on or after January 1, 2026.
•Presentation and Disclosure in Financial Statements (IFRS 18) which is effective for periods on or after January 1, 2027.
•Sale or Contribution of Assets Between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28) amendments were to be applied prospectively for annual periods beginning on or after January 1, 2016, however, on December 17, 2015 the IASB decided to defer the effective date for these amendments indefinitely. Early adoption is still permitted. The Company does not intend to early adopt these standards.
Pronouncements related to IAS 21, IFRS 9, IFRS 7, IFRS 10 and IAS 28 are not expected to have a significant impact on the Company's consolidated interim financial statements upon adoption and the impact of the introduction of IFRS 18 is under assessment.
4. Acquisitions
(a)Vanstar - Nelligan Project
On February 13, 2024, the Company acquired all of the issued and outstanding common shares of Vanstar for consideration of approximately 12.0 million common shares of the Company. Vanstar owned a 25% interest in the Nelligan Gold Project ("Nelligan") in Quebec, Canada. With the acquisition of Vanstar complete, the Company now owns a 100% interest in Nelligan. In addition, the Company acquired a 1% NSR royalty held by Vanstar on select claims of Nelligan that were cancelled, as well as other early stage exploration properties in Northern Quebec. The total purchase price amounted to $29.6 million, which included transaction costs of $1.5 million, and was net of cash and cash equivalents acquired of $0.1 million. The transaction costs included 0.2 million common shares, with a value of $0.4 million, issued for professional services.
The acquisition did not meet the IFRS definition of a business combination as the primary asset (Nelligan Gold Project) is an exploration stage property and has not identified economically recoverable ore reserves. Consequently, the transaction was recorded as an asset acquisition.
The total purchase price was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration transferred at the closing date of the acquisition.

		February 13,
	Notes	2024
Assets acquired and liabilities assumed
Exploration and evaluation assets	12	$29.3
Current assets		0.3
		$29.6
Consideration transferred
Share consideration		$28.2
Less: Cash and cash equivalents acquired		(0.1)
		28.1
Transaction costs		1.5
		$29.6

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	56

(b)Euro Ressources
EURO Ressources S.A. (“EURO”) is a French mining royalty and streaming company that was listed on the NYSE Euronext of Paris stock exchange under the symbol EUR. EURO's main assets are a 10% royalty from the Company on the Rosebel Gold Mine production in Suriname, a silver stream from a subsidiary of Orezone Gold Corporation, a royalty on the Paul Isnard concessions in French Guiana and marketable securities. The Company owned 90% of EURO through its wholly owned subsidiary IAMGOLD France S.A.S. ("IAMGOLD France"), until February 27, 2024 when the Company completed the acquisition of all of the outstanding common shares of EURO that IAMGOLD France did not already own through a "squeeze-out" under French law, which was approved by the Autorité des marchés financiers on January 23, 2024. The Company paid cash consideration of €3.50 per share for an aggregate consideration of €21.9 million ($23.7 million). Following the acquisition, IAMGOLD France beneficially owns and controls 62.5 million common shares, representing 100% of the outstanding EURO shares.
The change in ownership interest in EURO was recorded as an equity transaction. Prior to the acquisition, the carrying amount of the non-controlling interests was $3.0 million. The difference between the carrying amount of the non-controlling interest of $3.0 million and cash consideration of $23.7 million resulted in a decrease in total equity of $20.7 million. Transaction costs of $1.2 million directly related to the acquisition resulted in a decrease in total equity.
5.    Discontinued Operations
On January 31, 2023, the Company completed the sale of its 95% interest in the Rosebel mine to Zijin Mining Group Co. Ltd. ("Zijin"). On closing, the Company recognized a loss on disposal of $7.4 million. Net earnings in 2023 from the Rosebel mine, including the loss on disposal, was $6.3 million. The Company received net proceeds of $396.0 million during 2023, consisting of sales proceeds of $360.0 million, plus $39.4 million of cash held by Rosebel on the closing date, less final working capital adjustments of $3.4 million. For full details regarding the disposal of the Rosebel mine, please refer to note 5 in the Company's annual audited consolidated financial statements for the year ended December 31, 2023.
6.    Assets and Liabilities Held for Sale
On December 20, 2022, the Company announced that it had entered into a definitive agreement with Managem, S.A. to sell the Company’s interest in its exploration and development projects in Senegal, Mali and Guinea (the “Bambouk Assets”). Under this agreement, the Company would receive total cash payments of approximately $282.0 million as consideration for the shares and subsidiary/intercompany loans for the entities that hold the Company's 90% interest in the Boto Gold Project ("Boto") in Senegal and 100% interest in each of: i) the Diakha-Siribaya Gold Project in Mali, Karita Gold Project and associated exploration properties in Guinea, ii) the early stage exploration properties of Boto West, Senala West, Daorala, and iii) the vested interest in the Senala Option Earn-in Joint Venture also in Senegal. The total consideration of $282.0 million is subject to changes in intercompany loans associated with the continued advancement of the projects between December 20, 2022 and the closing of the respective asset sales. The Company received consent of IAMGOLD's syndicate of lenders for the sale.
On April 25, 2023, the Company completed the sale of its 90% interest in the Boto Gold Project in Senegal and its 100% interest in the early-stage exploration properties of Boto West, Senegal West, and Daorala and the vested interest in the Senala Option Earn-in Joint Venture, also in Senegal ("Senegal Assets") for aggregate gross cash proceeds of $197.6 million. The gross proceeds included deferred proceeds of approximately $32.0 million which were received on October 26, 2023. The remaining 10% interest in Boto will continue to be held by the Government of Senegal. On closing, the Company recognized a pre-tax gain on disposal of the Senegal Assets of $109.1 million. For full details regarding the disposal of the Senegal Assets, please refer to note 6 in the Company's annual audited consolidated financial statements for the year ended December 31, 2023.
The remaining transactions are subject to certain regulatory approvals including, as applicable, approval for the transfer of permits and licenses from the Governments of Mali and Guinea, as well as other customary closing conditions. The remaining two transactions are expected to close in 2024. The Company continues to fund and expense exploration expenditures related to the sale of the remaining Bambouk Assets. As at June 30, 2024, the Company funded $10.5 million of expenditures to date that will be reimbursed by Managem upon closing.
As at June 30, 2024, the remaining Bambouk Assets continued to meet the criteria for held-for-sale accounting in line with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. All assets and liabilities relating to the Bambouk Assets have been classified as current assets and current liabilities held for sale.
The assets and liabilities of the remaining Bambouk Assets that are included in the held-for-sale categories are summarized below:

	June 30,	December 31,
	2024	2023
Assets classified as held-for-sale
Cash and cash equivalents	$0.2	$0.5
Exploration and evaluation assets	34.1	34.1
	$34.3	$34.6
Liabilities classified as held-for-sale
Accounts payable and accrued liabilities	$5.4	$5.6
	$5.4	$5.6

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	57

7.    Unincorporated Arrangement and SMM Funding Arrangement
The Company is a 70% partner in Côté Gold, an unincorporated joint venture (“UJV”) formed with SMM to construct and operate the Côté Gold mine. The UJV is governed by the Côté Gold Joint Venture Agreement (“UJV agreement”). The UJV agreement gives the Company and SMM interests and obligations in the underlying assets, liabilities, revenues and expenses.
On December 19, 2022, the Company announced it had entered into an amendment of the UJV agreement with SMM. Under the amended UJV agreement, commencing in January 2023, SMM contributed $250.0 million of the Company's funding obligations to Côté Gold. As a result of SMM funding such amounts, the Company transferred 9.7% of its interest in Côté Gold to SMM (the "Transferred Interests"). SMM will not make any further contributions on behalf of the Company.
The Company has a right to repurchase the Transferred Interests on five remaining dates between November 30, 2024 and November 30, 2026, to return to its full 70% interest in Côté Gold (the "Repurchase Option"). The Company may exercise the repurchase option through the payment of the aggregate amounts contributed by SMM on behalf of the Company, totaling $250.0 million, plus any incremental contributions made, and less incremental gold production received by SMM based on its increased ownership, up to achieving commercial production. SMM will retain the net proceeds or payments corresponding to its increased ownership from the achievement of commercial production up to the repurchase of the Transferred Interest.
Up to the earlier of the Company exercising the Repurchase Option and November 30, 2026, the Company has to pay a repurchase option fee to SMM on the terms set forth in the amended UJV agreement. The fee accrued during 2023 will be included in the amount payable on the exercise of the Repurchase Option. Commencing in 2024, the fee will be payable in cash on a quarterly basis.
The amendment to the Côté Gold UJV also includes changes to the operator fee, the governance structure, including increasing the approval threshold of the Oversight Committee for annual budgets and unbudgeted expenditures above specified amounts. IAMGOLD’s rights on the Oversight Committee are maintained and IAMGOLD remains as the operator.
The transaction is accounted for under IFRS 15 and control has not been deemed to pass to SMM due to the Company’s right to exercise the Repurchase Option in the future. As a result, the Company continues to account for a 70% interest in the assets and liabilities in the UJV as the Transferred Interest was not recorded as a sale.
Revenue and expenses include 60.3% of the Côté Gold UJV balances. In addition, 9.7% of the revenue and expenses from the Côté Gold UJV are included in interest income, derivatives, and other investment gains (losses) (note 27) in the consolidated statements of earnings (loss), resulting in net income including 70% of the Côté Gold UJV net income. Net cash from (used in) operating activities are presented at 60.3% in the consolidated statements of cash flows.
The Côté repurchase option liability consists of:

	Notes	June 30, 2024	December 31, 2023
Repurchase price:
Balance, beginning of period		$350.8	$—
Funding obligations contributed by SMM		—	250.0
Incremental funding by SMM due to increased ownership		34.7	77.1
9.7% pre-commercial production gold received by SMM	27	(5.2)	—
Repurchase option fee included in repurchase price[1]		—	23.7
Other		(1.8)	—
Balance, end of period		$378.5	$350.8

Fees and balances not included in repurchase price:
Balance, beginning of period		$(5.5)	$—
Repurchase option fee accrued[1]	26	17.5	—
Repurchase option fee paid[1]		(8.5)	—
Deferred cost on waiver of operator fee		(1.4)	(6.5)
Amortization of deferred operator fee		1.0	1.0
Balance, end of period		$3.1	$(5.5)

Côté repurchase option liability		$381.6	$345.3

Current portion	14	$9.0	$—
Non-current portion		372.6	345.3
		$381.6	$345.3
1.Repurchase option fees of $17.5 million (December 31, 2023 - $23.7 million) were capitalized to Côté Gold construction in progress. Commencing in 2024, the repurchase option fee is required to be paid quarterly and therefore amounts accrued during 2024 are repaid within 12 months.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	58

8. Restricted Cash
As at June 30, 2024, the Company had long-term restricted cash of XOF 31.2 billion (June 30, 2024 - $50.9 million; December 31, 2023 - XOF 31.2 billion, $52.6 million) in support of environmental closure costs obligations related to the Essakane mine and $11.1 million (December 31, 2023 - $11.4 million) posted as cash collateral for a surety bond issued for guarantee of certain environmental closure cost obligations related to the Doyon division and the Côté Gold mine. Additionally, the Company has posted a cash deposit of CAD$3.0 million (June 30, 2024 - $2.2 million; December 31, 2023 - CAD$3.0 million, $2.3 million) as security for certain environmental closure cost obligations at the Doyon division. The XOF currency, also referred to as the West African CFA franc, is issued by the Central Bank of West African States (BCEAO) and is the denomination of the long-term restricted cash related to the Essakane mine.
As at December 31, 2023, the Company had €21.9 million ($24.2 million) posted as security for the purchase of shares held by the minority interest shareholders of EURO. During the first quarter 2024, the Company completed the acquisition of EURO shares and €21.9 million ($23.7 million) was paid to the minority interest shareholders (note 4(b)).
9.    Receivables and Other Current Assets

	Notes	June 30, 2024	December 31, 2023
Receivables from governments[1]		$19.1	$61.0
Deferred consideration from the sale of Sadiola		—	1.2
Other receivables		5.3	5.6
Total receivables		24.4	67.8
Short-term investments		1.0	—
Prepaid expenses		14.8	10.6
Hedge derivatives	20(b)(i)	3.7	7.3
		$43.9	$85.7
1.Receivables from governments relate primarily to value added taxes in Burkina Faso and Harmonized Sales Taxes in Canada in 2023. As a result of delays in the receipt of value added tax from the Government of Burkina Faso, an amount of $44.5 million has been reclassified to other non-current assets as the Company does not expect to recover these amounts within 12 months (note 13).
10.    Inventories

	June 30, 2024	December 31, 2023
Finished goods	$40.8	$33.8
Ore stockpiles	95.1	55.7
Mine supplies	151.3	176.8
	287.2	266.3
Non-current ore stockpiles	102.6	106.5
	$389.8	$372.8

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	59

11. Property, Plant and Equipment

	Construction in progress	Mining properties	Plant and equipment	Right-of-use assets[1]	Total
Cost
Balance, January 1, 2023	$1,563.9	$2,506.8	$1,498.2	$85.4	$5,654.3
Additions	866.5	138.9	56.2	79.7	1,141.3
Changes in asset retirement obligations	—	36.2	—	—	36.2
UJV lease adjustment[2]	(4.0)	—	—	(25.4)	(29.4)
Disposals	(5.5)	—	(11.6)	(0.5)	(17.6)
Transfers within property, plant and equipment	(11.5)	(0.1)	11.8	(0.2)	—
Transfers from exploration & evaluation assets	—	11.1	—	—	11.1
Balance, December 31, 2023	$2,409.4	$2,692.9	$1,554.6	$139.0	$6,795.9
Additions	259.2	115.2	28.4	24.4	427.2
Changes in asset retirement obligations	—	(0.6)	—	—	(0.6)
Disposals	—	—	(21.1)	(6.1)	(27.2)
Transfers within property, plant and equipment	0.3	(0.3)	0.1	(0.1)	—
Balance, June 30, 2024	$2,668.9	$2,807.2	$1,562.0	$157.2	$7,195.3

	Construction in progress	Mining properties	Plant and equipment	Right-of-use assets[1]	Total
Accumulated Depreciation and Impairment
Balance, January 1, 2023	$—	$1,963.1	$1,078.9	$14.3	$3,056.3
Depreciation expense[3]	—	141.4	90.8	22.7	254.9
Disposals	—	—	(11.3)	(0.5)	(11.8)
Transfers within Property, plant and equipment	—	(11.5)	11.5	—	—
Balance, December 31, 2023	$—	$2,093.0	$1,169.9	$36.5	$3,299.4
Depreciation expense[3]	—	77.9	43.9	13.9	135.7
Disposals	—	—	(20.9)	(6.0)	(26.9)
Impairment charge[4]	—	6.8	—	—	6.8
Balance, June 30, 2024	$—	$2,177.7	$1,192.9	$44.4	$3,415.0
Carrying amount, December 31, 2023	$2,409.4	$599.9	$384.7	$102.5	$3,496.5
Carrying amount, June 30, 2024	$2,668.9	$629.5	$369.1	$112.8	$3,780.3
1.Right-of-use assets consist of property, plant and equipment related to assets leased and accounted for under IFRS 16. The Company entered into lease financing agreements on behalf of Côté Gold as the operator of the unincorporated joint venture.
2.In accordance with IFRS 16, the Company recorded 100% of the lease liability and right-of-use assets as at December 31, 2022 as it entered into the agreement as operator for the 70% owned Côté Gold joint venture and the agreement did not allow for several liability. The Company amended the terms of the Caterpillar Financial Services Limited lease agreement and accounted for 70% of the lease liability and right-of-use assets as at December 31, 2023.
3.Excludes depreciation expense related to corporate office assets, included within other non-current assets, which is included in general and administrative expenses.
4.The Company has ceased mining activity at the Fayolle property and therefore does not expect to realize a future economic benefit from Fayolle. As a result the full mining properties balance has been impaired to $nil.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	60

12.    Exploration and Evaluation Assets

	Nelligan[1]	Fayolle property	Monster Lake project	Gosselin	Other	Total
Balance, January 1, 2023	$1.8	$11.1	$7.8	$5.0	$2.6	$28.3
Transfer to property, plant and equipment[2]	—	(11.1)	—	—	—	(11.1)
Transfer to joint venture partner	—	—	—	(1.5)	—	(1.5)
Write-down	—	—	—	—	(1.3)	(1.3)
Balance, December 31, 2023	$1.8	$—	$7.8	$3.5	$1.3	$14.4
Exploration and evaluation expenditures	—	—	—	0.2	—	0.2
Acquired exploration and evaluation assets	29.3	—	—	—	0.8	30.1
Balance, June 30, 2024	$31.1	$—	$7.8	$3.7	$2.1	$44.7
1.On February 13, 2024, the Company acquired all of the issued and outstanding common shares of Vanstar, which owned a 25% interest in the Nelligan Project (note 4(a)).
2.During 2023, capitalized costs related to Fayolle property were transferred from exploration and evaluation assets to property, plant and equipment – mining properties (note 11). No impairment was recorded upon transfer.
13.    Other Non-Current Assets

	Notes	June 30, 2024	December 31, 2023
Receivables from governments[1]		$44.5	$—
Advances for the purchase of capital equipment[2]		9.7	18.5
Deferred consideration from the sale of Sadiola[3]		17.4	15.2
Royalty interests		13.4	13.5
Marketable securities	21(a)	13.0	14.2
Long-term prepayment		3.0	3.3
Income taxes receivable		15.4	3.7
Bond fund investments	21(a)	1.0	2.0
Non-hedge derivatives		0.4	0.4
Other		5.5	5.5
		$123.3	$76.3
1.Receivables from governments relate primarily to value added taxes in Burkina Faso (note 9).
2.Includes advances related to Côté Gold of $1.7 million (December 31, 2023 - $14.5 million).
3.Includes deferred consideration on litigation settlement of $1.2 million and on milestone payments of $16.2 million.
14.    Other Current Liabilities

	Notes	June 30, 2024	December 31, 2023
Current portion of Côté Gold repurchase option	7	$9.0	$—
Current portion of provisions	15	17.7	5.4
Current portion of other liabilities	17	33.5	29.6
		$60.2	$35.0
15.    Provisions

	Notes	June 30, 2024	December 31, 2023
Asset retirement obligations	(a)	$346.5	$347.4
Other		18.8	18.1
		$365.3	$365.5
Current portion of provisions	14	$17.7	$5.4
Non-current provisions		347.6	360.1
		$365.3	$365.5

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	61

(a)Asset retirement obligations
The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure for which the Company estimates future costs and recognizes a provision. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information, such as changes in reserves corresponding to a change in the life of mine, changes in discount rates, approved closure plans, estimated costs of reclamation activities and acquisition or construction of a new mine. The Company makes a provision based on the best estimate of the future cost of rehabilitating mine sites and related production facilities on a discounted basis.
(b)Provisions for litigation claims and regulatory assessments
The Company is from time to time involved in legal proceedings and regulatory inquiries, arising in the ordinary course of business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect the Company’s financial position, results of operations or cash flows.
16.    Income Taxes
The Company estimates the effective tax rates expected to be applied for the full year and uses these rates to determine income tax provisions in interim periods. The impact of changes in judgments and estimates concerning the probable realization of losses, changes in tax rates, and foreign exchange rates are recognized in the interim period in which they occur.
The income tax expense for continuing operations for the three and six months ended June 30, 2024 was $36.9 million and $63.9 million (three and six months ended June 30, 2023 - $16.9 million and $25.5 million) and varied from the income tax expense calculated using the combined Canadian federal and provincial statutory tax rate of 26.5%. The variance was mainly due to fluctuations for the recognition of certain tax benefits and related deferred tax assets and net foreign earnings taxed at different tax rates.
On June 20, 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) with effect January 1, 2024. In part, the GMTA potentially provides for a 15% minimum tax in respect of entities in an international group that has consolidated revenues over €750 million. On the basis of entity incomes determined for GMTA purposes for the six months ended June 30, 2024 and estimates of such entity incomes and GMTA determined effective tax rates for the full year, the GMTA is not expected to have a material impact on the Company.
17.    Other Liabilities

	Notes	June 30, 2024	December 31, 2023
Hedge derivatives	20(b)(i)	$13.5	$9.2
Non-hedge derivatives		1.5	1.9
Yatela liability	(a)	18.5	18.5
		$33.5	$29.6
Current portion of other liabilities	14	$33.5	$29.6
Non-current portion of other liabilities		—	—
		$33.5	$29.6
(a)Yatela liability
On February 14, 2019, Sadiola Exploration Limited ("SADEX"), a subsidiary jointly held by the Company and AGA, entered into a share purchase agreement with the Government of Mali, as amended from time to time, whereby SADEX agreed to sell to the Government of Mali its 80% participation in Société d’Exploitation des Mines d’Or de Yatela ("Yatela"), for a consideration of $1. The transaction remains subject to the fulfillment of a number of conditions precedent as specified in the transaction. As part of the transaction, and upon its completion, SADEX will make a one-time payment of approximately $37.0 million to the dedicated state account, corresponding to the estimated costs of completing the rehabilitation and closure of the Yatela mine, and also financing certain outstanding social programs. Upon completion and this payment being made, SADEX and its affiliated companies will be released of all obligations relating to the Yatela mine. The Company will fund approximately $18.5 million of the payment. The Company continues to fund its proportionate share of expenditures for Yatela.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	62

18.    Long-term Debt and Credit Facility

	Notes	June 30, 2024	December 31, 2023
Credit facility	(a), 29(e)	$—	$—
5.75% senior notes	(b), 29(e)	448.2	448.0
Second lien term loan	(c), 29(e)	363.8	375.6
Equipment loans	(d), 29(e)	2.8	7.2
		$814.8	$830.8
Current portion of long-term debt		$1.4	$5.0
Non-current portion of long-term debt		813.4	825.8
		$814.8	$830.8
The following are the contractual maturities related to the long-term debts, including interest payments:

		Payments due by period
June 30, 2024	Notes	Carrying amount	Contractual cash flows	1 yr	2-3 yrs	4-5 yrs
Notes[1]	(b)	$450.0	$566.4	$25.9	$51.8	$488.7
Term Loan[2]	(c)	$400.0	$590.9	$51.8	$97.3	$441.8
Equipment loans[3]	(d)	$2.8	$3.0	$0.6	$2.4	$—
1.The carrying amount excludes unamortized deferred transaction costs of $4.0 million and the embedded derivative.
2.The carrying amount excludes unamortized deferred transaction costs of $5.9 million, the 3% original discount and the embedded derivative.
3.The carrying amount excludes unamortized deferred transaction costs of $nil.

		Payments due by period
December 31, 2023	Notes	Carrying amount	Contractual cash flows	1 yr	2-3 yrs	4-5 yrs
Notes[1]	(b)	$450.0	$579.5	$25.9	$51.8	$501.8
Term Loan[2]	(c)	$400.0	$604.2	$50.1	$91.3	$462.8
Equipment loans[3]	(d)	$7.3	$7.6	$5.1	$2.5	$—
1.The carrying amount excludes unamortized deferred transaction costs of $4.5 million and the embedded derivative.
2.The carrying amount excludes unamortized deferred transaction costs of $8.2 million, the 3% original discount and the embedded derivative.
3.The carrying amount excludes unamortized deferred transaction costs of $0.1 million.
(a)Credit facility
The Company has a $425 million secured revolving credit facility ("Credit Facility"), which was entered into in December 2017 and was amended subsequently for various items including to obtain consent for the sale of Rosebel (note 5), the sale of the Bambouk Assets (note 6), for entering into the SMM funding arrangement (note 7) and for entering into the second lien term loan (note 18(c)). On November 9, 2023, the Company entered into a one-year extension of its Credit Facility extending its maturity to January 31, 2026. As part of the extension, the Credit Facility was reduced from $490 million to $425 million based on the Company’s requirements for a senior revolving facility for its overall business. The Company has commitments for the full $425 million facility up to January 31, 2025, and for $372 million up to January 31, 2026.

		Three months ended June 30,		Six months ended June 30,
	Notes	2024	2023	2024	2023
Available amount under Credit Facility, beginning of period		$425.0	$290.0	$425.0	$35.0
Draws	29(e)	(60.0)	—	(60.0)	—
Repayments	29(e)	60.0	200.0	60.0	455.0
Letters of credit[1]		(21.7)	(37.5)	(21.7)	(37.5)
Available amount under Credit Facility, end of period		$403.3	$452.5	$403.3	$452.5
1.The letters of credit were issued under the Credit Facility as security for surety bonds and asset retirement obligations (notes 18(e) and 15(a)), as well as providing guarantee for utility services in Ontario.
The Credit Facility provides for an interest rate margin above Secured Overnight Financing Rate (“SOFR”) prime rate, base rate advances and CORRA advances which vary, together with fees related thereto, according to the total Net Debt to Earnings Before Interest, Tax, Depreciation and Amortization ("EBITDA") ratio of the Company. The Credit Facility and the second lien term loan are secured by certain of the Company's real assets, guarantees by certain of the

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	63

Company’s subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants including Net Debt to EBITDA and Interest Coverage and a minimum liquidity requirement of $150 million.
(b)5.75% senior notes ("Notes")
On September 23, 2020, the Company completed the issuance of $450 million aggregate principal amount of Notes with an interest rate of 5.75% per annum. The Notes are denominated in U.S. dollars and mature on October 15, 2028. Interest is payable in arrears in equal semi-annual installments on April 15 and October 15 of each year, beginning on April 15, 2021. The Notes are guaranteed by certain of the Company's subsidiaries.
The Company incurred transaction costs of $7.5 million which have been capitalized and offset against the carrying amount of the Notes within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.
Prior to October 15, 2023, the Company had the right to redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a "make-whole" premium, plus accrued and unpaid interest, if any, up to the redemption date.
After October 15, 2023, the Company has the right to redeem the Notes, in whole or in part, at the relevant redemption price (expressed as a percentage of the principal amount of the Notes) plus accrued and unpaid interest, if any, up to the redemption date. The redemption price for the Notes during the 12-month period beginning on October 15 of each of the following years is: 2024 – 102.875%; 2025 - 101.438%; 2026 and thereafter - 100%.
The prepayment options are options that represent an embedded derivative asset to the Company and are presented as an offset to the Notes on the consolidated balance sheets. The debt component was initially recognized at $454.2 million, which represented the difference between the fair value of the financial instrument as a whole and the fair value of the embedded derivative at inception.
Subsequently, the debt component is recognized at amortized cost using the effective interest rate method. The embedded derivative is classified as a financial asset at FVTPL. The fair value of the embedded derivative as at June 30, 2024 was $nil (December 31, 2023 - $nil) (note 21(a)).
(c)Second lien term loan ("Term Loan")
On May 16, 2023, the Company entered into a five-year secured Term Loan of $400 million from three institutional lenders. The Term Loan has a 3% original issue discount, bears interest at a floating interest rate of either one month or three-month SOFR + 8.25% per annum and matures on May 16, 2028. The loan is denominated in U.S. dollars, and interest is payable upon each SOFR maturity date.
The Company incurred transaction costs of $11.0 million, in addition to a 3% original discount, which have been capitalized and offset against the carrying amount of the Term Loan within long-term debt in the consolidated balance sheets and are being amortized using the effective interest rate method.
The obligations under the Term Loan are secured by certain of the Company's tangible assets, guarantees by certain of the Company's subsidiaries, and pledges of shares of certain of the Company's subsidiaries. The liens securing the Term Loan rank behind the liens securing the Credit Facility and are subject to an intercreditor agreement.
The Term Loan can be repaid at any time and has a make-whole premium, that is comprised of the discounted value of lost interest and a 104% premium on the principal if repaid in the first two years, a 104% premium if repaid between June 2025 and May 2026, and a 101% premium if repaid between June 2026 and May 2027, and 100% thereafter. The prepayment terms constitute an embedded derivative which was separately recognized at its fair value of $1.0 million on initial recognition of the Term Loan and presented as an offset to the Term Loan on the consolidated balance sheets. The embedded derivative is classified as FVTPL. The fair value of the embedded derivative as at June 30, 2024 was an asset of $19.1 million (December 31, 2023 - $5.1 million) (note 21(a)).
The Term Loan has a minimum liquidity and interest coverage ratio covenant.
(d)Equipment loans
The Company has equipment loans with a carrying value of $2.8 million as at June 30, 2024 (December 31, 2023 - $7.2 million), secured by certain mobile equipment, with interest rates at 5.30% and which mature in 2026. The equipment loans are carried at amortized cost on the consolidated balance sheets.
(e)Surety bonds
As at June 30, 2024, the Company had CAD$210.9 million (June 30, 2024 - $154.1 million; December 31, 2023 ‐ CAD$201.4 million, $152.5 million) of surety bonds, issued pursuant to arrangements with insurance companies, for guarantee of environmental closure costs obligations related to the Doyon division and for Côté Gold. The Company posted letters of credit in the amount of CAD$23.8 million ($17.4 million, December 31, 2023 - CAD$29.8 million, $22.6 million) under the Credit Facility and $10.9 million (December 31, 2023 - $10.9 million) in cash deposits as collateral for surety bonds. The balance of $125.8 million remains uncollateralized.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	64

(f)Performance bonds
As at June 30, 2024, performance bonds of CAD$32.0 million (June 30, 2024 - $23.4 million; December 31, 2023 - CAD$37.3 million, $28.2 million) were outstanding in support of certain obligations related to the construction of the Côté Gold mine.
19.    Deferred Revenue
During 2021, the Company entered into gold sale prepayment arrangements (the “2022 Prepay Arrangements”) at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. The Company received $236.0 million over the course of 2022 under the 2022 Prepay Arrangements and the requirement on the part of the Company is to physically deliver the agreed upon ounces to the counterparties over the course of 2024. 31,250 ounces and 62,500 ounces, respectively, were physically delivered during the three and six months ended June 30, 2024 in relation to the 2022 Prepay Arrangements and the Company received $10.0 million and $18.9 million, respectively, in cash in relation to the collar, as the spot price exceeded the $1,700 per ounce floor price during 2024.
During December 2023, the Company amended one of the 2022 Prepay Arrangements to defer the delivery of 6,250 ounces from Q1 2024 to Q1 2025. The ounces that are deferred were previously funded at a price of $1,753 per ounce. The Company also entered into a further gold sale prepayment arrangement (the “2024 Q1 Prepay Arrangements”) at a weighted average cost of 11.3% per annum in respect of 31,250 gold ounces. This arrangement has an average forward contract price, after financing charges, of $1,916 per ounce. The Company received $59.9 million over the course of the first quarter 2024 under the 2024 Q1 Prepay Arrangements and is required to physically deliver the agreed upon ounces to the counterparty over the course of the first quarter of 2025.
During April 2024, the Company amended one of the 2022 Prepay Arrangements to defer the delivery of 6,250 ounces from Q2 2024 to Q2 2025. The ounces that are deferred were previously funded at a price of $1,753 per ounce. The Company also entered into a further gold sale prepayment arrangement (the “2024 Q2 Prepay Arrangements”) at a weighted average cost of 10% per annum in respect of 31,250 gold ounces. This arrangement has an average funding price, after financing charges, of $1,900 per ounce. The arrangement has a gold collar of $2,100 to $2,925 whereby the Company will receive a cash payment at the time of delivery of the ounces if the spot price of gold exceeds $2,100 per ounce, with the payment calculated as the difference between the spot price and $2,100 per ounce, capped at an average price of $2,925 per ounce, which also will be recognized as revenue when the gold is delivered. The Company received $59.4 million over the course of the second quarter 2024 under the 2024 Q2 Prepay Arrangements and is required to physically deliver the agreed upon ounces to the counterparty over the course of the second quarter of 2025.
These arrangements have been accounted for as contracts in the scope of IFRS 15 Revenue from Contracts with Customers whereby the cash prepayments are recorded as deferred revenue in the consolidated balance sheets when received and revenue is recognized as deliveries are made.
An interest cost, representing the financing component of the cash prepayment, was recognized as part of finance costs.
The following table summarizes the change in deferred revenue:

	Notes	2022 Prepay Arrangements	2024 Q1 Prepay Arrangements	2024 Q2 Prepay Arrangements	Total
Balance, January 1, 2023		$240.8	$—	$—	$240.8
Finance costs		10.8	—	—	10.8
Balance, December 31, 2023		$251.6	$—	$—	$251.6
Proceeds from gold prepayment		—	59.9	59.4	119.3
Deferred revenue recognized		(106.9)	—	—	(106.9)
Finance costs	26	4.6	2.2	0.5	7.3
Balance, June 30, 2024		$149.3	$62.1	$59.9	$271.3
Current portion of deferred revenue		$149.3	$62.1	$59.9	$271.3
Non-current deferred revenue		—	—	—	—
		$149.3	$62.1	$59.9	$271.3

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	65

20.    Financial Instruments
(a)Risks
Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial and other liabilities that are settled by delivering cash, another financial asset or physical production. The Company manages this risk through regular monitoring of its cash flow requirements to support ongoing operations and expansionary plans. The Company ensures that there are sufficient committed loan facilities to meet its business requirements, taking into account anticipated cash flows from operations and holdings of cash and cash equivalents. The Company ensures that it has sufficient cash and cash equivalents and loan facilities available to meet its short-term obligations.
The following table summarizes the maturity date and principal amount of the Company's obligations as at June 30, 2024:

	Notes	2024	2025	2026	2027 onwards	Total
Accounts payable and accrued liabilities		$244.2	$—	$—	$—	$244.2
Lease liabilities		16.7	35.5	31.9	48.9	133.0
Equipment loans	18(d)	0.5	1.5	0.8	—	2.8
Notes	18(b)	—	—	—	450.0	450.0
Term Loan	18(c)	—	—	—	400.0	400.0
Gold sale prepayment arrangements[1]	19	126.7	144.6	—	—	271.3
		$388.1	$181.6	$32.7	$898.9	$1,501.3
1.The gold sale prepay arrangement is an obligation of the Company to deliver ounces from its production and reduces future cash flows of the Company as the arrangement has already been funded. The value in the table represents the carrying value of the deferred revenue (note 19).
Included in the cash and cash equivalents balance of $511.4 million as at June 30, 2024 is $55.9 million held by the Côté UJV, $188.2 million held by Essakane and $260.6 million held in the corporate treasury in Canada. The Côté UJV requires its joint venture partners to fund, in advance, two months of future expenditures. The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the liquidity position of the Company.
(b)Cash flow hedge fair value reserve
(i)Reconciliation of cash flow hedge assets (liabilities)

	Canadian dollar contracts	Oil contracts	Gold price contracts	Total
Balance, January 1, 2023	$3.2	$20.4	$(0.1)	$23.5
Unrealized gain (loss) recognized in cash flow hedge reserve	2.9	(1.4)	(2.9)	(1.4)
Realized (gain) loss reclassified or adjusted from cash flow hedge reserve	(4.4)	(12.2)	0.2	(16.4)
Unrealized (gain) loss reclassified or adjusted from cash flow hedge reserve due to hedge de-designation	—	(0.2)	—	(0.2)
Time value excluded from hedge relationship	(0.1)	(0.9)	(6.4)	(7.4)
Balance, December 31, 2023	$1.6	$5.7	$(9.2)	$(1.9)
Unrealized gain (loss) recognized in cash flow hedge reserve	(2.4)	2.1	(15.7)	(16.0)
Realized (gain) loss reclassified or adjusted from cash flow hedge reserve	0.1	(5.1)	6.1	1.1
Realized time value related to premiums paid	—	—	2.2	2.2
Time value excluded from hedge relationship	—	(0.1)	4.9	4.8
Balance, June 30, 2024	$(0.7)	$2.6	$(11.7)	$(9.8)

Consisting of:
Current portion of hedge asset	$—	$2.6	$1.1	$3.7
Non-current portion of hedge asset	—	—	—	—
Current portion of hedge liability	$(0.7)	$—	$(12.8)	$(13.5)
Non-current portion of hedge liability	—	—	—	—
	$(0.7)	$2.6	$(11.7)	$(9.8)

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	66

(ii)Allocation of realized hedge (gain) loss reclassified from cash flow hedge reserve

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Consolidated balance sheets
Property, plant and equipment	$0.3	$(2.5)	$0.1	$(3.7)
Consolidated statements of earnings (loss)
Revenues	6.1	0.6	6.1	1.1
Cost of sales	(2.7)	(2.6)	(5.1)	(5.4)
General and administrative expenses	—	(0.1)	—	(0.2)
	3.4	(2.1)	1.0	(4.5)
Discontinued operations	—	—	—	(0.6)
	$3.7	$(4.6)	$1.1	$(8.8)
Revenues for the three and six months ended June 30, 2024 include $nil and $nil (June 30, 2023 - $0.6 million and $1.1 million) of losses related to premiums previously paid and realized during the quarter.
(c)Gain (loss) on non-hedge derivatives
Gains and losses on non-hedge derivatives, including embedded derivatives, are included in interest income, derivatives and other investment gains (losses) (note 27) in the consolidated statements of earnings (loss).
These gains and losses relate to the Company's fair value movements of the embedded derivative related to prepayment options for the Term Loan (note 18(c)), the target redemption forward ("TARF"), the extendible forward currency arrangements ("Extendible Forwards").

		Three months ended June 30,		Six months ended June 30,
	Notes	2024	2023	2024	2023
Embedded derivatives - Term Loan		$5.0	$—	$14.0	$—
TARF[1]		(0.6)	3.9	(2.3)	5.2
Extendible Forwards[2]		(0.6)	1.9	(2.3)	2.3
Crude oil derivative contracts[3]		—	(1.8)	—	(4.2)
Other		—	(0.1)	—	(0.1)
	27	$3.8	$3.9	$9.4	$3.2
1.TARF includes $2.1 million and $3.7 million, respectively, of realized losses on forward settlements for the three and six months ended June 30, 2024 (three and six months ended June 30, 2023 - $1.0 million and $2.6 million realized losses, respectively).
2.Extendible Forwards include $0.8 million and $1.3 million, respectively, of realized losses on forward settlements for the three and six months ended June 30, 2024 (three and six months ended June 30, 2023 - $nil and $nil realized gains, respectively).
3.Crude oil derivative contracts for the three and six months ended June 30, 2023 includes $3.6 million and $7.8 million unrealized losses on partial discontinuation of hedging relationship previously related to Rosebel and $1.8 million and $3.5 million of realized gains.
21.    Fair Value Measurements
The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the Company can access at the measurement date.
•Level 2 inputs are inputs other than quoted prices included within Level 1 which are observable for the asset or liability, either directly or indirectly such as those derived from prices.
•Level 3 inputs are unobservable inputs for the asset or liability.
There have been no changes in the classification of the financial instruments in the fair value hierarchy since December 31, 2023.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	67

(a)The Company's fair values of financial assets and liabilities

	June 30, 2024
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$511.4	$511.4	$—	$—	$511.4
Short-term investments	1.0	1.0	—	—	1.0
Restricted cash	64.2	64.2	—	—	64.2
Marketable securities	13.0	13.0	—	—	13.0
Bond fund investments	1.0	1.0	—	—	1.0
Deferred consideration from the sale of Sadiola	16.2	—	—	16.2	16.2
Derivatives
Crude oil contracts[1]	2.6	—	2.6	—	2.6
Gold bullion contracts	1.1	—	1.1	—	1.1
Embedded derivative - prepayment options on Term Loan	19.1	—	19.1	—	19.1
	$629.6	$590.6	$22.8	$16.2	$629.6
Liabilities
Derivatives
Gold bullion contracts	$(12.8)	$—	$(12.8)	$—	$(12.8)
Currency contracts	(0.7)	—	(0.7)	—	(0.7)
Extendible Forwards	(1.4)	—	(1.4)	—	(1.4)
Long-term debt - Notes[2]	(452.2)	(425.8)	—	—	(425.8)
Long-term debt - Term Loan[3]	(400.8)	—	(444.0)	—	(444.0)
Long-term debt - equipment loans[4]	(2.8)	—	(2.8)	—	(2.8)
	$(870.7)	$(425.8)	$(461.7)	$—	$(887.5)
1.Includes hedge and non-hedge derivatives.
2.The carrying amount excludes unamortized deferred transaction costs of $4.0 million and the embedded derivative.
3.The carrying amount excludes unamortized deferred transaction costs of $5.9 million, the 3% original discount and the embedded derivative.
4.The carrying amount excludes unamortized deferred transaction costs of $nil.

	December 31, 2023
	Carrying Amount	Level 1	Level 2	Level 3	Total Fair Value
Assets
Cash and cash equivalents	$367.1	$367.1	$—	$—	$367.1
Restricted cash	90.5	90.5	—	—	90.5
Marketable securities and warrants	14.2	14.2	—	—	14.2
Bond fund investments	2.0	2.0	—	—	2.0
Deferred consideration from the sale of Sadiola	15.2	—	—	15.2	15.2
Derivatives
Currency contracts	1.6	—	1.6	—	1.6
Crude oil contracts[1]	5.7	—	5.7	—	5.7
Embedded derivative - prepayment options on Term Loan	5.1	—	5.1	—	5.1
	$501.4	$473.8	$12.4	$15.2	$501.4
Liabilities
Derivatives
Gold bullion contracts	$(9.2)	$—	$(9.2)	$—	$(9.2)
TARF	(1.4)	—	(1.4)	—	(1.4)
Extendible Forwards	(0.5)	—	(0.5)	—	(0.5)
Long-term debt - Notes[2]	(452.5)	(388.3)	—	—	(388.3)
Long-term debt - Term Loan[3]	(400.9)	—	(411.0)	—	(411.0)
Long-term debt - equipment loan[4]	(7.3)	—	(7.3)	—	(7.3)
	$(871.8)	$(388.3)	$(429.4)	$—	$(817.7)
1.Includes hedge and non-hedge derivatives.
2.The carrying amount excludes unamortized deferred transaction costs of $4.5 million and the embedded derivative.
3.The carrying amount excludes unamortized deferred transaction costs of $8.2 million, the 3% original discount and the embedded derivative
4.The carrying amount excludes unamortized deferred transaction costs of $0.1 million.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	68

(b)Valuation techniques
Cash, cash equivalents, short-term investments and restricted cash
Cash, cash equivalents, short-term investments and restricted cash are included in Level 1 due to the short-term maturity of these financial assets.
Marketable securities and warrants
The fair value of marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market which is the principal active market for the particular security. The fair value of investments in equity instruments which are not actively traded is determined using valuation techniques which require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company uses the latest market transaction price for these securities, obtained from the entity, to value these marketable securities.
Bond fund investments
The fair value of bond fund investments included in Level 1 is measured using quoted prices (unadjusted) in active markets.
Deferred consideration from the sale of Sadiola
The significant estimates and assumptions used in determining the fair value of the contingent payments were the production profile and discount rate and therefore classified within Level 3 of the fair value hierarchy.
Derivatives - options and forwards
For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company then calculates a credit valuation adjustment to reflect the counterparty’s or the Company’s own default risk. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.
Derivative - TARF
The fair value of the TARF as at June 30, 2024 was $nil (December 31, 2023 - $1.4 million liability) as the final maturities for the TARF occurred during Q2 2024. The TARF was accounted for at FVTPL. The TARF contractually obligated the Company to future sales of U.S. dollars that were determined by future USDCAD exchange rates in line with notional amounts established by the arrangement. The valuation was based on the discounted estimated cash flows resulting from prevailing USDCAD rates at each future monthly option fixing date. Key inputs used in the valuation include the credit spread, volatility parameter, the risk-free rate curve and future USDCAD exchange rates. Valuation of the TARF is therefore classified within Level 2 of the fair value hierarchy.
Derivative - Extendible forward arrangement
The fair value of the extendible forward arrangement as at June 30, 2024 was a liability of $1.4 million (December 31, 2023 - $0.5 million liability) and is accounted for at FVTPL. For the forward contracts, the Company obtains a valuation of the contracts from the counterparty. The Company assesses the reasonableness of these valuations through internal methods and third-party valuations. The Company calculates a credit valuation adjustment to reflect the default risk of the counterparty or the Company. Valuations are based on market valuations considering interest rate and volatility, taking into account the credit risk of the financial instrument. Valuations of derivative contracts are therefore classified within Level 2 of the fair value hierarchy.
Embedded derivatives - Prepayment options on the Notes and Term Loan
The fair value of the embedded derivatives as at June 30, 2024 was an asset of $19.1 million (December 31, 2023 - $5.1 million asset) and is accounted for at FVTPL. The valuation is based on the discounted cash flows at the risk-free rate to determine the present value of the prepayment option. Key inputs used in the valuation include the credit spread, a volatility parameter and the risk-free rate curve. Valuation of the prepayment option is therefore classified within Level 2 of the fair value hierarchy.
Unsecured High Yield Notes
The fair value of the Notes as at June 30, 2024 was $425.8 million (December 31, 2023 - $388.3 million). The fair value of the Notes is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy.
Credit Facility
The fair value of the Credit Facility as at June 30, 2024 was $nil (December 31, 2023 - $nil) which is approximately its carrying amount and drawn amount, and is therefore classified within Level 2 of the fair value hierarchy.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	69

Term Loan
The fair value of the Term Loan as at June 30, 2024 was $444.0 million (December 31, 2023 - $411.0 million). Key inputs used in the valuation include the credit spread, volatility parameter and the risk-free rate curve. Valuation of the Term Loan is therefore classified within Level 2 of the fair value hierarchy.
Equipment loans
The fair value of the equipment loans as at June 30, 2024 was $2.8 million (December 31, 2023 - $7.3 million). The fair value of the equipment loans is determined by applying a discount rate, reflecting the credit spread based on the Company's credit ratings to future cash flows and is therefore classified within Level 2 of the fair value hierarchy.
Other financial assets and liabilities
The fair values of all other financial assets and liabilities of the Company approximate their carrying amounts.
22.    Share Capital
The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

		Six months ended June 30,
Number of common shares (in millions)	Notes	2024	2023
Outstanding, beginning of the year		481.3	479.0
Equity issuance	(a), 4(a)	85.2	—
Issuance of flow-through common shares	(b)	1.9	—
Issuance of shares for share-based compensation	23	1.9	2.1
Outstanding, end of the year		570.3	481.1
(a)Equity issuance
On May 21, 2024, the Company entered into a public equity offering of 72.0 million common shares at a price of $4.17 per common share for gross proceeds of $300.2 million. The issuance was completed on May 24, 2024. The Company received net proceeds of $287.5 million from the equity offering, after transaction costs of $12.7 million.
(b)Flow-through common shares
In February 2024, the Company issued 1.9 million flow-through common shares at CAD$4.20 per share for net proceeds of $5.9 million (CAD$8.0 million), which included a $1.2 million premium reported as a deferred gain on the balance sheet to be recognized in earnings as eligible expenditures are made. A total of $4.7 million was recognized in equity based on the quoted price of the shares on the date of the issue less issuance costs. The flow-through common shares were issued to fund exploration expenditures for the Company's exploration properties in Quebec, Canada. Flow-through common shares require the Company to incur an amount equivalent to the proceeds of the issue on prescribed expenditures in accordance with the applicable tax legislation. As at June 30, 2024, the remaining unspent amount was $3.0 million.
For the three and six months ended June 30, 2024, $0.3 million and $0.6 million was recognized as amortization of the gains related to the issuances of flow-through common shares and was included in interest income and derivatives and other investment gains in the consolidated statements of earnings (note 27).
23.    Share-Based Compensation
(a)Options
(i)Share option plan
A summary of the status of the Company's share option plan and changes during the period is presented below:

Six months ended June 30, 2024	Options (in millions)	Weighted average exercise price (CAD/share)[1]
Outstanding, beginning of the period	5.2	$4.77
Granted	0.8	3.67
Exercised	(0.7)	4.49
Forfeited	(0.2)	3.97
Expired	(1.0)	5.24
Outstanding, end of the period	4.1	$4.53
Exercisable, end of the period	1.9	$5.41
1.Exercise prices are denominated in Canadian dollars. The USDCAD exchange rate at June 30, 2024 was $1.3688/CAD.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	70

(ii)Summary of options granted
The following were the weighted average inputs to the Black-Scholes model used in determining the fair value of the options granted during the period. The estimated fair value of the options is expensed over the vesting period.

Six months ended June 30,	2024
Weighted average risk-free interest rate	3.7%
Weighted average expected volatility[1]	58.3%
Weighted average dividend yield	—%
Weighted average expected life of options issued (years)	4.5
Weighted average grant-date fair value (CAD per share)	$1.73
Weighted average share price at grant date (CAD per share)	$3.50
Weighted average exercise price (CAD per share)	$3.67
1.Expected volatility is estimated by considering historical average share price volatility based on the average expected life of the options.
(b)Other share-based compensation
(i)Share incentive plan
A summary of the status of the Company’s outstanding share units issued to directors and employees under the Company's share incentive plan and changes during the period is presented below.

Six months ended June 30, (in millions)	2024
Outstanding, beginning of the period	6.1
Granted	2.6
Issued	(1.2)
Forfeited and withheld for tax	(0.5)
Outstanding, end of the period	7.0
(ii)Summary of share units granted
Deferred share units
The estimated fair value of the awards is expensed over their vesting period.

Six months ended June 30,	2024
Granted during the period (in millions)	0.1
Grant-date fair value (CAD per share)[1]	$4.78
1.The grant-date fair value is equal to the share price on grant date.
Restricted share units
Employee restricted share unit grants vest over twelve to thirty-six months, have no restrictions upon vesting and are equity settled. The estimated fair value of the awards is expensed over their vesting period.

Six months ended June 30,	2024
Granted during the period (in millions)	1.8
Grant-date fair value (CAD per share)[1]	$3.57
1.The grant-date fair value is equal to the share price on grant date.
Performance share units
Employee performance share unit grants vest over thirty-six months, are equity settled and vesting is subject to long-term performance measures. The estimated fair value of the units is expensed over their vesting period.

Six months ended June 30,	2024
Granted during the period (in millions)	0.7
Grant-date fair value (CAD per share)[1]	$3.50
1.The grant-date fair value is equal to the share price on grant date.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	71

24.    Cost of Sales

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Operating costs[1]	$159.7	$154.9	$312.5	$284.5
Royalties	20.6	10.3	39.2	19.8
Depreciation expense[2]	54.3	47.0	116.1	91.0
	$234.6	$212.2	$467.8	$395.3
1.Operating costs include mine production, transport and smelter costs, and site administrative expenses.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
For the three and six months ended June 30, 2024, the Company recognized $nil and $nil in cost of sales related to operating below normal capacity at Essakane (three and six months ended June 30, 2023 - $nil and $10.1 million).
25.    Other Expenses

		Three months ended June 30,		Six months ended June 30,
	Notes	2024	2023	2024	2023
Changes in asset retirement obligations at closed mines		$(2.1)	$(1.1)	$(1.6)	$3.1
Write-down of assets		0.1	1.1	0.2	1.1
Impairment charge	11	6.8	—	6.8	—
Restructuring costs		—	—	0.2	—
Other		(0.2)	3.1	1.0	3.7
		$4.6	$3.1	$6.6	$7.9
26.    Finance Costs

		Three months ended June 30,		Six months ended June 30,
	Notes	2024	2023	2024	2023
Interest expense		$24.3	$17.0	$47.7	$32.3
Accretion expense - gold prepayment	19	4.2	2.7	7.3	5.3
Repurchase option fee	7	9.0	6.1	17.5	8.8
Credit Facility fees		1.2	1.2	2.5	1.6
Accretion expense - asset retirement obligations		1.6	1.1	3.0	2.2
Other finance costs		3.1	4.5	3.7	7.7
		43.4	32.6	81.7	57.9
Borrowing costs attributable to qualifying assets		(37.5)	(25.8)	(72.5)	(46.4)
		$5.9	$6.8	$9.2	$11.5

Interest paid[1]		$37.7	$17.6	$53.6	$24.5
1.Interest paid relates to interest charges on the Company's 5.75% senior notes, Term Loan, Credit Facility, equipment loans, repurchase option fees and leases.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	72

27.    Interest Income, Derivatives and Other Investment Gains (Losses)

		Three months ended June 30,		Six months ended June 30,
	Notes	2024	2023	2024	2023
Interest income		$3.1	$7.6	$6.1	$13.7
Gains (losses) on non-hedge derivatives and warrants	20(c)	3.8	3.9	9.4	3.2
Amortization of gain related to flow-through common shares	22	0.3	—	0.6	—
9.7% of Côté Gold pre-commercial production gold received by SMM	7	5.2	—	5.2	—
9.7% of Côté Gold expenses funded by SMM	7	(1.9)	—	(1.9)	—
Insurance recoveries		—	0.6	—	0.6
Fair value of deferred consideration from the sale of Sadiola		0.5	0.6	0.9	1.1
Other gains (losses)		(0.1)	0.3	(5.8)	1.0
		$10.9	$13.0	$14.5	$19.6
28.    Earnings (Loss) Per Share
(a)Basic earnings (loss) per share computation

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Numerator
Net earnings (loss) from continuing operations attributable to equity holders	$84.5	$92.6	$139.3	$98.9
Net earnings (loss) from discontinued operations attributable to equity holders	—	—	—	5.6
Net earnings (loss) attributable to equity holders	$84.5	$92.6	$139.3	$104.5
Denominator (in millions)
Weighted average number of common shares (basic)	525.4	481.0	508.3	480.0
Basic earnings (loss) from continuing operations per share attributable to equity holders	$0.16	$0.19	$0.27	$0.21
Basic earnings (loss) from discontinued operations per share attributable to equity holders	$—	$—	$—	$0.01
Basic earnings (loss) per share attributable to equity holders	$0.16	$0.19	$0.27	$0.22
(b)Diluted earnings (loss) per share computation

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Denominator (in millions)
Weighted average number of common shares (basic)	525.4	481.0	508.3	480.0
Dilutive effect of options	0.5	—	0.1	—
Dilutive effect of share units	4.8	3.2	4.5	3.8
Weighted average number of common shares (diluted)	530.7	484.2	512.9	483.8
Diluted earnings (loss) from continuing operations per share attributable to equity holders	$0.16	$0.19	$0.27	$0.21
Diluted earnings (loss) from discontinued operations per share attributable to equity holders	$—	$—	$—	$0.01
Diluted earnings (loss) per share attributable to equity holders	$0.16	$0.19	$0.27	$0.22

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	73

Equity instruments excluded from the computation of diluted earnings (loss) per share which could be dilutive in the future were as follows:

	Three months ended June 30,		Six months ended June 30,
(in millions)	2024	2023	2024	2023
Options	0.8	5.2	1.8	5.2
29.    Cash Flow Items
(a)Adjustments for other non-cash items within operating activities

		Three months ended June 30,		Six months ended June 30,
	Notes	2024	2023	2024	2023
Share-based compensation		$1.8	$2.1	$2.5	$2.9
Impairment charge	25	6.8	—	6.8	—
Finance costs	26	5.9	6.8	9.2	11.5
9.7% of Côté Gold pre-commercial production gold received by SMM	27	(5.2)	—	(5.2)	—
9.7% of Côté Gold expenses funded by SMM	27	1.9	—	1.9	—
Write-down of assets		0.1	1.9	0.2	1.4
Write-down (reversal) of inventories		(0.4)	3.5	1.9	4.4
Changes in estimates of asset retirement obligations at closed sites	25	(2.1)	(1.1)	(1.6)	3.1
Interest income	27	(3.1)	(7.6)	(6.1)	(13.7)
Fair value of deferred consideration from the sale of Sadiola	27	(0.5)	(0.6)	(0.9)	(1.1)
Amortization of gains related to flow-through common shares	27	(0.3)	—	(0.6)	—
Effects of exchange rate fluctuation on cash and cash equivalents		1.9	(0.1)	4.7	(2.2)
Effects of exchange rate fluctuation on restricted cash		0.4	(0.1)	2.1	(0.9)
Insurance recoveries	27	—	(0.6)	—	(0.6)
Employee service provision		0.9	0.6	1.3	1.1
Other		(0.5)	1.9	1.9	2.7
		$7.6	$6.7	$18.1	$8.6
(b)Movements in non-cash working capital items and non-current ore stockpiles

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Receivables and other current assets	$18.0	$21.2	$(6.4)	$17.8
Inventories and non-current ore stockpiles	(12.2)	(23.0)	(13.0)	(37.8)
Accounts payable and accrued liabilities	(14.9)	3.2	(55.4)	(20.9)
	$(9.1)	$1.4	$(74.8)	$(40.9)

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	74

(c) Other investing activities

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Interest received	$3.1	$7.2	$7.3	$13.3
Acquisition of Vanstar Resources Inc.	—	—	(0.6)	—
(Increase) decrease in restricted cash	0.1	—	0.6	(1.5)
Capital expenditures for exploration and evaluation assets	(0.1)	—	(0.1)	—
Disposal of marketable securities	3.3	—	3.9	—
Other	(0.4)	(1.3)	(0.7)	(1.5)
	$6.0	$5.9	$10.4	$10.3
(d) Other financing activities

		Three months ended June 30,		Six months ended June 30,
	Notes	2024	2023	2024	2023
Proceeds from issuance of flow-through common shares	22(b)	$—	$—	$5.9	$—
Repayment of equipment loans	18(d)	(2.3)	(2.1)	(4.3)	(4.3)
Payment of lease obligations		(4.7)	(1.0)	(8.1)	(2.2)
Common shares issued for cash on exercise of stock options		2.2	0.4	2.2	0.4
Dividends paid to non-controlling interests		(18.0)	(1.7)	(18.0)	(1.7)
Payment of repurchase option fee	7	(8.5)	—	(8.5)	—
Other		(6.0)	(7.4)	(7.8)	(9.5)
		$(37.3)	$(11.8)	$(38.6)	$(17.3)
(e) Reconciliation of long-term debt arising from financing activities

	Equipment loans	5.75% senior notes	Credit facility	Term Loan	Total
Balance, January 1, 2023	$16.1	$447.6	$455.0	$—	$918.7
Cash changes:
Proceeds	—	—	—	400.0	400.0
Deferred transaction costs	—	—	—	(23.0)	(23.0)
Repayments	(9.2)	—	(455.0)	—	(464.2)
Non-cash changes:
Amortization of deferred financing charges	0.1	0.9	—	2.8	3.8
Foreign currency translation	0.2	—	—	—	0.2
Change in fair value of embedded derivative	—	—	—	(4.1)	(4.1)
Other	—	(0.5)	—	(0.1)	(0.6)
Balance, December 31, 2023	$7.2	$448.0	$—	$375.6	$830.8
Cash changes:
Draws	—	—	60.0	—	60.0
Repayments	(4.3)	—	(60.0)	—	(64.3)
Non-cash changes:
Amortization of deferred financing charges	—	0.5	—	2.2	2.7
Foreign currency translation	(0.1)	—	—	—	(0.1)
Change in fair value of embedded derivative	—	—	—	(14.0)	(14.0)
Other	—	(0.3)	—	—	(0.3)
Balance, June 30, 2024	$2.8	$448.2	$—	$363.8	$814.8

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	75

30.    Segmented Information
The Company’s gold mines are divided into geographic segments as follows:
•Côté Gold mine1 - Ontario, Canada;
•Essakane mine - Burkina Faso; and
•Westwood complex - Quebec, Canada.
The Company’s non-gold mine segments are divided as follows:
•Exploration and evaluation and development; and
•Corporate - includes royalty interests.

	June 30, 2024			December 31, 2023
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Côté Gold	$2,805.8	$2,907.1	$225.1	$2,521.5	$2,638.0	$243.2
Essakane	784.9	1,218.7	278.3	764.4	1,100.4	274.2
Westwood complex	365.1	391.8	244.7	357.9	389.5	249.7
Total gold mines	3,955.8	4,517.6	748.1	3,643.8	4,127.9	767.1
Exploration and evaluation and development	40.4	42.0	2.0	37.7	47.4	1.3
Corporate	118.9	398.0	1,541.2	102.7	328.0	1,499.8
Assets held for sale[1]	—	34.3	5.4	—	34.6	5.6
Total	$4,115.1	$4,991.9	$2,296.7	$3,784.2	$4,537.9	$2,273.8
1.Includes assets and liabilities held for sale relating to the remaining Bambouk Assets (note 6).
Three months ended June 30, 2024

	Consolidated statements of earnings (loss) information								Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Impairment	Other	Earnings (loss) from operations
Gold mines
Côté Gold[5]	$32.0	$11.4	$—	$—	$1.9	$—	$—	$18.7	$70.1
Essakane	280.8	128.8	43.1	—	—	—	0.1	108.8	41.7
Westwood complex	83.4	40.1	11.1	—	—	6.8	(2.0)	27.4	16.9
Total gold mines	396.2	180.3	54.2	—	1.9	6.8	(1.9)	154.9	128.7
Exploration and evaluation and development	—	—	—	—	3.5	—	—	(3.5)	—
Corporate[6]	(10.9)	—	0.1	12.8	—	—	(0.3)	(23.5)	0.5
Total	$385.3	$180.3	$54.3	$12.8	$5.4	$6.8	$(2.2)	$127.9	$129.2
1.Excludes depreciation expense.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
3.Includes depreciation expense relating to corporate and exploration and evaluation assets.
4.Includes incurred capital expenditures for property, plant and equipment and exploration and evaluation assets and excludes capitalized borrowing costs and ROU assets. Côté Gold is presented at 70%.
5.Revenue and expenses include 60.3% of the Côté Gold UJV balances. 9.7% of the revenue and expenses from the Côté Gold UJV, $5.2 million and $1.9 million respectively, are included in interest income, derivatives and other investment gains (losses) as this was funded by SMM (note 7).
6.Includes impact on revenues of delivering ounces into 2022 Prepay Arrangements and earnings from royalty interests.

______________________________
1.The Côté Gold mine segment includes the financial information of the Côté UJV as well as other financial information for the Côté Gold mine outside of the Côté UJV.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	76

Three months ended June 30, 2023

	Consolidated statements of earnings (loss) information								Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Impairment	Other	Earnings (loss) from operations
Gold mines
Côté Gold	$—	$—	$—	$0.2	$1.2	$—	$0.9	$(2.3)	$172.8
Essakane	203.8	131.4	40.4	—	—	—	1.6	30.4	30.0
Westwood complex	34.9	33.8	6.4	(0.1)	—	—	(1.0)	(4.2)	16.8
Total gold mines	238.7	165.2	46.8	0.1	1.2	—	1.5	23.9	219.6
Exploration and evaluation and development	—	—	—	—	7.6	—	0.1	(7.7)	—
Corporate[5]	0.1	—	0.2	13.2	—	—	1.5	(14.8)	0.2
Total continuing operations	$238.8	$165.2	$47.0	$13.3	$8.8	$—	$3.1	$1.4	$219.8
Discontinued operations[6]	—	—	—	—	—	—	—	—	0.5
Total	$238.8	$165.2	$47.0	$13.3	$8.8	$—	$3.1	$1.4	$220.3
1.Excludes depreciation expense.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
3.Includes depreciation expense relating to corporate and exploration and evaluation assets.
4.Includes incurred capital expenditures for property, plant and equipment and exploration and evaluation assets and excludes capitalized borrowing costs and ROU assets.
5.Includes earnings from royalty interests.
6.Discontinued operations relating to the Rosebel mine and Saramacca pit in Suriname (note 5).
Six months ended June 30, 2024

	Consolidated statements of earnings (loss) information								Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Impairment	Other	Earnings (loss) from operations
Gold mines
Côté Gold[5]	$32.0	$11.4	$—	$—	$3.2	$—	$—	$17.4	$203.1
Essakane	553.1	259.3	93.5	—	—	—	—	200.3	78.2
Westwood complex	152.3	81.0	22.3	—	—	6.8	(1.3)	43.5	35.9
Total gold mines	737.4	351.7	115.8	—	3.2	6.8	(1.3)	261.2	317.2
Exploration and evaluation and development	—	—	—	—	8.4	—	0.4	(8.8)	—
Corporate[6]	(13.2)	—	0.3	22.8	—	—	0.7	(37.0)	0.6
Total	$724.2	$351.7	$116.1	$22.8	$11.6	$6.8	$(0.2)	$215.4	$317.8
1.Excludes depreciation expense.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
3.Includes depreciation expense relating to corporate and exploration and evaluation assets.
4.Includes incurred capital expenditures for property, plant and equipment and exploration and evaluation assets and excludes capitalized borrowing costs and ROU assets. Côté Gold is presented at 70%.
5.Revenue and expenses include 60.3% of the Côté Gold UJV balances. 9.7% of the revenue and expenses from the Côté Gold UJV, $5.2 million and $1.9 million respectively, are included in interest income, derivatives and other investment gains (losses) as this was funded by SMM (note 7).
6.Includes impact on revenues of delivering ounces into 2022 Prepay Arrangements and earnings from royalty interests.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	77

Six months ended June 30, 2023

	Consolidated statements of earnings (loss) information								Capital expenditures[4]
	Revenues	Cost of sales[1]	Depreciation expense[2]	General and administrative[3]	Exploration	Impairment	Other	Earnings (loss) from operations
Gold mines
Côté Gold	$—	$—	$—	$0.3	$2.2	$—	$1.0	$(3.5)	$331.4
Essakane	390.3	236.0	78.7	—	—	—	1.6	74.0	47.6
Westwood complex	74.5	68.3	12.0	—	—	—	3.6	(9.4)	34.6
Total gold mines	464.8	304.3	90.7	0.3	2.2	—	6.2	61.1	413.6
Exploration and evaluation and development	—	—	—	—	14.3	—	0.2	(14.5)	—
Corporate[5]	0.2	—	0.3	26.2	—	—	1.5	(27.8)	0.3
Total continuing operations	$465.0	$304.3	$91.0	$26.5	$16.5	$—	$7.9	$18.8	$413.9
Discontinued operations[6]	47.2	23.8	—	—	0.1	—	1.3	22.0	10.8
Total	$512.2	$328.1	$91.0	$26.5	$16.6	$—	$9.2	$40.8	$424.7
1.Excludes depreciation expense.
2.Depreciation expense excludes depreciation related to corporate office assets, which is included in general and administrative expenses.
3.Includes depreciation expense relating to corporate and exploration and evaluation assets.
4.Includes incurred capital expenditures for property, plant and equipment and exploration and evaluation assets and excludes capitalized borrowing costs and ROU assets.
5.Includes earnings from royalty interests.
6.Discontinued operations relating to the Rosebel mine and Saramacca pit in Suriname (note 5).
31.    Commitments

	June 30, 2024	December 31, 2023
Purchase obligations	$135.7	$209.9
Capital expenditure obligations	105.3	158.8
Lease obligations	138.2	130.4
	$379.2	$499.1
32.    Subsequent Event
On August 2, 2024, the Company announced that the Côté Gold mine had reached commercial production.
Subsequent to the quarter, the Company finalized an insurance settlement agreement of $27.3 million relating to the property and business interruption loss arising from the October 30, 2020 seismic event at the Westwood mine. The proceeds are scheduled to be received in the third quarter of 2024.

IAMGOLD CORPORATION Unaudited Condensed Consolidated Interim Financial Statements – June 30, 2024	78